UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AEROSONIC CORPORATION

(Name of Subject Company)

AEROSONIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.40 per share

(Title of Class of Securities)

008015307

(CUSIP Number of Class of Securities)

Kevin J. Purcell

Executive Vice President and Chief Financial Officer

Aerosonic Corporation

1212 North Hercules Avenue

Clearwater, Florida 33765

(727) 461-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard, Suite 3700

Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”), amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time) (“Schedule 14D-9”), originally filed with the United States Securities and Exchange Commission (“SEC”) by Aerosonic Corporation, a Delaware corporation (“Aerosonic”), on May 7, 2013. The Schedule 14D-9 relates to the offer by Buccaneer Acquisition Sub Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), as disclosed in the Tender Offer Statement on Schedule TO dated May 7, 2013 (as amended or supplemented from time to time) filed by Purchaser and TransDigm with the SEC, to purchase all of the issued and outstanding shares of Aerosonic common stock, par value $0.40 per share, for $7.75 in cash per share, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013, and the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by including the following immediately before the section titled “Forward-Looking Statements”:

“Expiration of the Offer

The Offer expired at 12:00 midnight, New York City time, on June 4, 2013. The Offer was not extended. American Stock Transfer & Trust Co., the Depositary for the Offer (the “Depositary”), has advised TransDigm that, as of the expiration of the Offer, stockholders of Aerosonic have tendered and not withdrawn 3,553,830 Shares (including 17,711 Shares tendered pursuant to the guaranteed delivery procedures), which represent approximately 88.4% of the outstanding Shares. In accordance with the terms of the Offer, Purchaser accepted for payment all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer, and payment for such Shares will be made promptly in accordance with terms of the Offer.

TransDigm has advised Aerosonic that Purchaser intends to exercise the Top-Up Option, pursuant to which TransDigm has an option to purchase that number of Shares equal to the lowest number of Shares that, when added to the number of Shares that TransDigm and its subsidiaries (including Purchaser) own at the time of that exercise, constitutes one Share more than 90% of the number of Shares outstanding on a fully diluted basis. The consummation of the Top-Up Option transaction is expected to take place on or about June 10, 2013. As a result of the purchase of Shares in the Offer and pursuant to the Top-Up Option, Purchaser will own sufficient Shares to effect promptly thereafter a short-form merger under Delaware law without the vote of any other stockholder of Aerosonic. In the Merger, Purchaser will be merged with and into Aerosonic, with Aerosonic surviving the Merger and continuing as an indirect wholly-owned subsidiary of TransDigm. In the Merger, all remaining stockholders of Aerosonic (other than Shares owned by TransDigm, Purchaser, Aerosonic and any of their respective subsidiaries and held by Aerosonic stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will receive $7.75 per Share, net in cash, without interest and less any required withholding taxes. TransDigm has informed Aerosonic that, promptly following the consummation of the Merger, it intends to cause all Shares to be delisted from NYSE MKT and deregistered under the Exchange Act.

TransDigm and Aerosonic issued a press release on June 5, 2013, announcing the completion of the Offer, which is filed as Exhibit (a)(15) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(15)	Joint press release issued by TransDigm and Aerosonic on June 5, 2013 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-T/A filed by TransDigm on June 5, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AEROSONIC CORPORATION (Registrant)

Dated: June 5, 2013	By:	/s/ Kevin J. Purcell
Kevin J. Purcell
Executive Vice President and Chief Financial Officer